

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 1, 2007

Mr. Kenneth Ferry
Chief Executive Officer
iCAD, Inc.
98 Spit Brook Road, Suite 100
Nashua, New Hampshire 03062

RE: **iCAD, Inc.**
        Form 10-K for the fiscal year ended December 31, 2006
        Filed March 22, 2007
        File No. 1-09341

Dear Mr. Phillips:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Martin F. James
                          Senior Assistant Chief Accountant